CORRESP

Hartford Life Insurance Company
200 Hopmeadow Street
Simsbury, CT 06089

April 15, 2009

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	The Hartford Mutual Funds, Inc. – Registration Statement on Form N-14
(File Nos. 333-02381, 811-07589)

Ladies and Gentlemen:

On behalf of The Hartford Mutual Funds, Inc. (the “Registrant”), attached for filing by means of the EDGAR system is a registration statement on Form N-14 under the Securities Act of 1933, as amended. This Form N-14 is being filed in connection with proposed reorganizations in which The Hartford Global Equity Fund (the “Acquiring Fund”), a series of the Registrant, will acquire all of the assets of The Hartford Global Communications Fund, The Hartford Global Financial Services Fund and The Hartford Global Technology Fund, each a series of the Registrant, in exchange for shares of the Acquiring Fund and the assumption by the Acquiring Fund of the liabilities of The Hartford Global Communications Fund, The Hartford Global Financial Services Fund and The Hartford Global Technology Fund.

No fees are required in connection with this filing. Please call the undersigned at 617.728.7139 or Michael Phillips of The Hartford at 860.843.8859 with any questions regarding the attached.

Sincerely,

/s/ Michael G. Phillips

Michael G. Phillips
Assistant Vice President and Senior Counsel